(Formerly Vizsla Resources Corp.)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2021 and 2020

Independent Auditor's Report

To the Shareholders of Vizsla Silver Corp (formerly Vizsla Resources Corp):

Opinion

We have audited the consolidated financial statements of Vizsla Silver Corp (formerly Vizsla Resources Corp) and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at April 30, 2021 and April 30, 2020, and the consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2021 and April 30, 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jenny Lee.

Vancouver, British Columbia

August 24, 2021	Chartered Professional Accountants

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)
Consolidated Statements of Financial Position
Expressed in Canadian dollars

As at	April 30, 2021	April 30,2020
	$	$
ASSETS

Current assets
Cash and cash equivalents	19,398,272	2,583,910
Tax receivables	1,344,511	262,943
Other receivables	6,846	-
Prepaid expenses	116,136	106,344

Total current assets	20,865,765	2,953,197

Property, plant and equipment (Note 5)	101,337	38,769

Exploration and evaluation assets (Note 6)	18,508,268	6,647,715

Total assets	39,475,370	9,639,681

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	1,290,721	117,662
Due to related parties	-	25,253

Total liabilities	1,290,721	142,915

SHAREHOLDERS' EQUITY

Share capital (Note 7)	45,962,344	12,202,496

Reserves (Note 7)	8,148,730	2,126,899

Share to be issued (Note 6 (b))	308,594	308,594

Accumulate other comprehensive income	5,476	-

Deficit	(16,240,495)	(5,141,223)

Total shareholders' equity	38,184,649	9,496,766

Total liabilities and shareholders' equity	39,475,370	9,639,681

Note 14 - Subsequent events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Page | 4

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)

Consolidated Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars

For the years ended	April 30, 2021	April 30, 2020

General and administrative expenses

Consulting fees (Note 8)	$851,396	$$325,009
Depreciation	11,103	5,056
Exploration investigation	157,040	137,240
Foreign exchange loss	647,207	300,526
Insurance	42,102	18,425
Management fees (Note 8)	666,653	517,667
Marketing	2,089,259	762,051
Office and miscellaneous	1,268,328	387,069
Professional fees	510,705	226,969
Share based compensation (Note 7e)	4,661,744	1,444,377
Transfer agent and filing	163,319	87,508
Travel and promotion	69,206	-
	11,138,062	4,211,897
Other income

Interest income	(38,790)	-

Net loss before income taxes	11,099,272	4,211,897

Income tax recovery	-	(4,867)

Net loss	11,099,272	4,207,030

Other Comprehensive (Gain) Loss
Item that will be reclassified subsequently to gain

Translation gain on foreign operations	(5,476)	-

Comprehensive loss	$11,093,796	$4,207,030

Basic and diluted loss per share	$0.13	$0.11

Weighted average number of common shares
Basic and diluted	84,865,057	39,115,999

The accompanying notes are an integral part of these consolidated financial statements

Page | 5

VIZSLA SILVER CORP.
(formerly Vizsla Resources Corp.)
Consolidated Statements of Cash Flows
Expressed in Canadian dollars

For the years ended	April 30, 2021	April 30, 2020

Operating activities

Net loss for the year	$(11,099,272)	$(4,207,030)
Items not affecting cash:
Depreciation (Note 5)	11,103	5,056
Foreign exchange gain or loss	118,257	-
Shares issued for services (Note 7b)	41,468	-
Income tax recovery	-	(4,867)
Share based compensation	4,661,744	1,444,377

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	985,631	44,664
Due to related parties	(25,248)	24,753
Receivables	(1,079,212)	(239,244)
Prepaid expenses	(7,651)	(99,519)

Net cash flows used in operating activities	(6,393,180)	(3,031,810)

Investing activities

Exploration and evaluation expenditures	(11,797,800)	(2,009,743)
Loan granted	-	(998,747)
Purchase of equipment	(73,125)	(41,616)

Net cash flows used in investing activities	(11,870,925)	(3,050,106)

Financing activities

Cash proceeds of common shares issued net of issuance costs	32,542,817	8,515,604
Issuance of common shares option exercise	759,470	-
Issuance of common shares warrants exercise	1,776,180	-

Net cash flows provided by financing activities	35,078,467	8,515,604

Increase in cash and cash equivalents	16,814,362	2,433,688

Cash and cash equivalents, beginning of the year	2,583,910	150,222

Cash and cash equivalents, end of the year	$19,398,272	$2,583,910

The accompanying notes are an integral part of these consolidated financial statements

Page | 6

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)
Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares

	Common shares
					Other
				Shares to be	comprehensive
	Number	Amount	Reserves	issued	gain	Deficit	Total
		$	$	$	$	$	$

Balance, April 30, 2019	20,133,335	2,183,961	288,466	-	-	(934,193)	1,538,234

Shares issued pursuant to private placement	28,244,768	7,874,438	125,262	-	-	-	7,999,700
Share issued pursuant to exercise of warrants and options	4,267,245	1,073,617	-	-	-	-	1,073,617
Share issued upon acquisition of Canam Alpine Ventures Ltd.	6,250,000	1,896,987	-	-	-	-	1,896,987
Share issuance costs - cash	-	(557,713)	-	-	-	-	(557,713)
Share issuance costs - finders warrants	-	(268,794)	268,794	-	-	-	-
Stock based compensation	-	-	1,444,377	-	-	-	1,444,377
Shares to be issued	-	-	-	308,594	-	-	308,594
Net loss and comprehensive loss for the year	-	-	-	-	-	(4,207,030)	(4,207,030)

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	-	(5,141,223)	9,496,766
					-
Shares issued pursuant to private placement and prospectus	27,035,500	35,072,785	-	-	-	-	35,072,785
Shares issued pursuant to exercise of warrants and options	8,109,388	2,535,650	-	-	-	-	2,535,650
Shares issued for services	28,508	41,468	-	-	-	-	41,468
Share issuance costs - cash	-	(2,529,968)	-	-	-	-	(2,529,968)
Share issuance costs - finders warrants	-	(1,360,087)	1,360,087	-	-	-	-
Stock based compensation	-	-	4,661,744	-	-	-	4,661,744
Net loss and comprehensive loss for the year	-	-	-	-	5,476	(11,099,272)	(11,093,796)

Balance, April 30, 2021	94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649

The accompanying notes are an integral part of these consolidated financial statements

Page | 7

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla"). The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA".

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. Operations at the Panuco-Copala property could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco-Copala property is further suspended or delayed, it may have a material adverse impact on Vizsla's results of operations, financial condition and the trading price of its common shares. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with International Accounting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting other than the consolidated statements of cash flows. The consolidated financial statements were approved by the Board of Directors of the Company on August 24, 2021.

3. Significant Accounting Policies

The significant accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the subsidiaries controlled by the Company.

Page | 8

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

3. Significant Accounting Policies, continued

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

		Country of	Ownership	Ownership
Entity	Principal activities	incorporation	interest as at	interest as at
		and operation	April 30, 2021	April 30, 2020
Vizsla Copper Corp. (formerly Northbase Resources Inc.)	Exploring evaluating mineral properties	Canada	100%	100%

Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam SA DE CV	Exploring evaluating mineral properties	Mexico	100%	100%

Operaciones Canam Alpine SA DE CV	Exploring evaluating mineral properties	Mexico	100%	100%

Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Exploring evaluating mineral properties	Canada	100%	-

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation

i) Functional and Presentation Currency

Items included in the financial statements of each consolidated entity in Vizsla Silver Corp.'s group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its Canadian subsidiaries is Canadian dollars ("CAD"), the functional currency of the Company's Mexican subsidiaries is Mexican Peso ("MXD"). The consolidated financial statements are presented in Canadian dollars ("CAD"), which is the Company's presentation currency.

For the purpose of presenting these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

- Assets and liabilities: at the closing rate at the date of the statement of financial position; and

- Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation, or loses control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

Page | 9

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

3. Significant Accounting Policies, continued

ii) Transactions and Balances

In preparing the financial statements of each individual Vizsla Silver Corp. entity and subsidiary, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested with major financial institutions in business accounts.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Mining Equipment	30%
Office Equipment	30%
Computer Equipment	30%
Office improvements	2 years

Impairment losses are included as part of other gains and losses on the consolidated statements of loss and comprehensive loss.

Page | 10

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

3. Significant Accounting Policies, continued

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets. Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at April 30, 2021 and 2020, the Company did not have any provision for restoration and rehabilitation.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

Page | 11

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

3. Significant Accounting Policies, continued

Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

Share based payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Page | 12

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

3. Significant Accounting Policies, continued

Earning (Loss) per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

Financial Instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and due from related parties and loan receivables in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Page | 13

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

3. Significant Accounting Policies, continued

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related parties, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive loss immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

The financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Standards issued but not yet effective

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

4. Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Page | 14

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

4. Significant Accounting Judgments and Estimates, continued

Significant areas where management's judgment has been applied include:

- Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified, and the Company plans to continue with its objective of developing the Blueberry Mineral Property, Carruthers Pass Property, Panuco - Copala Property.

- The acquisition of a company may result in the reporting of the acquisition as a business combination or an asset acquisition as defined within IFRS. Judgment is required to determine the basis of accounting for the acquisition.

- These consolidated financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future.

Significant areas requiring the use of management estimates and assumptions include:

- Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Page | 15

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

4. Significant Accounting Judgments and Estimates, continued

- Acquisition of a company requires substantially all identifiable assets, liabilities and contingent considerations to be recorded at the date of acquisition at their respective fair values which requires significant judgement and estimation. Assumptions have been made by management regarding the likelihood of meeting future milestones. Discount rates applied are consistent with external industry information reflecting the risk associated with the voluntary pooling restrictions.

- Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

5. Property, Plant and Equipment

	Mining	Office	Computer	Office
	equipment	Equipment	Equipment	Improvements	Total
Cost	$	$	$	$	$
As at April 30, 2019	-	-	3,155	-	3,155
Additions	37,059	2,111	2,446	-	41,616
Disposal	-	-	-	-	-
As at April 30, 2020	37,059	2,111	5,601	-	44,771

Additions	29,166	1,308	8,830	37,404	76,708
Effect of change in exchange rate	605	107	32	-	744
As at April 30, 2021	66,830	3,526	14,463	37,404	122,223

Accumulated depreciation
As at April 30, 2019	-	-	946	-	946
Additions	3,618	633	805	-	5,056
As at April 30, 2020	3,618	633	1,751	-	6,002

Additions	11,019	65	3,582	-	14,666
Effect of change in exchange rate	181	32	5	-	218
As at April 30, 2021	14,818	730	5,338	-	20,886

Net book value
April 30, 2019	-	-	2,209	-	2,209
April 30, 2020	33,441	1,478	3,850	-	38,769
April 30, 2021	52,012	2,796	9,125	37,404	101,337

Page | 16

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

6. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	April 30,	April 30,
	2021	2020
Northbase Resources Inc. - Blueberry Property (a)	$1,457,886	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	17,030,382	5,189,829
Vizsla Copper Corp. - Carruthers Pass property (c)	20,000	-
	$18,508,268	$6,647,715

a. Acquisition of Northbase Resources Inc.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held. The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Share consideration	$1,365,000
Transaction costs	15,612
Consideration given	$1,380,612

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon estimated fair value at the date of acquisition as below:

Cash	$44,630
Accounts payable and accrued liabilities	(21,485)
Exploration and evaluation asset	1,357,467
Net assets acquired	$1,380,612

Page | 17

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

6. Exploration and Evaluation Assets, continued

Blueberry Property

Cost related to the property can be summarized as follows:

	Balance, April		Balance , April
	30, 2020	Additions	30, 2021
Acquisition costs
Shares	1,357,467	-	1,357,467
	1,357,467	-	1,357,467

Exploration costs
Analysis	15,365	-	15,365
Equipment	13,800	-	13,800
Geological Consulting	51,629	-	51,629
Field Cost	19,625	-	19,625
	100,419	-	100,419

Total	1,457,886	-	1,457,886

	Balance, April		Balance , April
	30, 2019	Additions	30, 2020
Acquisition costs
Shares	1,357,467	-	1,357,467
	1,357,467	-	1,357,467

Exploration costs
Analysis	-	15,365	15,365
Equipment	-	13,800	13,800
Geological Consulting	-	51,629	51,629
Field Cost	-	19,625	19,625
	-	100,419	100,419

Total	1,357,467	100,419	1,457,886

Page | 18

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

6. Exploration and Evaluation Assets, continued

b. Acquisition of Canam Alpine Ventures Ltd.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:	Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares;
- Milestone event 2:	Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of April 30, 2021, neither of the above milestone events occurred.

The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Cash consideration	$45,000
Share consideration	1,798,237
Share consideration to finders	98,750
Contingent consideration	308,595
Effective settlement of Loans receivable	1,064,647
Transaction cost - legal fee	125,190
Total consideration given	$3,440,419

The whole purchase price was allocated to exploration and evaluation asset since Canam has no other asset and liability on the date of acquisition.

Page | 19

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

6. Exploration and Evaluation Assets, continued

Panuco - Copala Property

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020 to restructure the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000. During the year ended April 30, 2020, Canam and Copala entered into the Amendment Addendum regarding Canam's payment schedule.

Following is a summary of the terms of exercising the options:

	Panuco		Copala
	Work	Option	Work	Option
	Commitment	Payment	Commitment	Payment
Milestone	(USD)	(USD)	(USD)	(USD)
On signing (paid)	$-	$450,000	$-	$335,575
12 month anniversary of signing (paid and incurred)	1,000,000	-	711,500	450,000
On November 02, 2020 (paid)	-	280,000	-	-
24 month anniversary of signing	1,000,000	750,000	711,500	2,134,500
36 month anniversary of signing	-	2,600,000	-	2,846,000
48 month anniversary of signing	-	4,000,000	-	3,557,500
60 month anniversary of signing	-	5,000,000	-	4,269,000
72 month anniversary of signing	-	5,000,000	-	6,407,425
84 month anniversary of signing	-	5,000,000	-	-
Total	$2,000,000	$23,080,000	$1,423,000	$20,000,000

Costs related to the property can be summarized as follows:

Page | 20

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

6. Exploration and Evaluation Assets, continued

c. Carruthers Pass Property, British Columbia

On March 15, 2021, the Company announced entering into an option agreement with Cariboo Rose Resources to earn a 60% interest in the Carruthers Pass copper property. To earn 60% interest the Company has to make $400,000 of stage payments, issue $250,000 worth common shares and incur $3,000,000 worth exploration expenses on the property over period of five years.

The Company paid $20,000 as option payment during the year ended April 30, 2021. Following is a summary of the terms of exercising the option:

	Work	Option	Share Issuance
Milestone	Commitment	Payment
On signing (paid)	$-	$20,000	$-
12 month anniversary of signing	100,000	20,000	10,000
24 month anniversary of signing	300,000	40,000	35,000
36 month anniversary of signing	600,000	75,000	40,000
48 month anniversary of signing	1,000,000	110,000	75,000
60 month anniversary of signing	1,000,000	135,000	90,000
Total	$3,000,000	$400,000	$250,000

Page | 21

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

7. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at April 30, 2021, 94,068,744 (April 30, 2020: 58,895,348) common shares with no par value were issued and outstanding.

During the year ended April 30, 2021, the Company issued common shares of the Company (the "Shares") as follow:

- On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees and general share issuance costs of $419,440 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years. The fair value of the finders' warrants is $135,034.

- On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant, which is exercisable at $2.40 and expiring July 30, 2022. The value allocated to warrant was $Nil. In connection with the financing, the Company paid finders fees and general share issuance costs of $2,090,223 and issued 962,582 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years. The fair value of the finders' warrants is $1,225,053.

- On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant, which is exercisable at $2.40 and expiring on July 30, 2022. The value allocated to warrant was $Nil. In connection with the financing, the Company paid finders fees and general share issuance costs of $20,305.

- During the year ended April 30, 2021, 6,173,388 warrants and 1,936,000 options were exercised for proceeds of $2,535,650.

Page | 22

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

7. Share Capital, continued

b) Issued and Outstanding, continued

- During the year ended April 31, 2021, 28,508 shares were issued for the consulting services and $41,468 was recognized as the fair value of these issued shares.

- During the year the Company received an approval to use ATM financing to raise capital up to $150 million. As of April 30, 2021, or the date of filing these statements the Company has not used this facility.

During the year ended April 30, 2020, the Company issued common shares of the Company (the "Shares") as follow:

- On June 6, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 13,192,829 Units of the Company at a price of $0.15 per Unit for gross proceeds of $1,978,924. Each Unit consists of common share and one share purchase warrant exercisable for at $0.25 for a period of 2 years. The fair value of common share component of the Units at the date of issuance was $0.14 being equal to the market price. Therefore, the Company allocated $125,262 to the warrant component. The Company paid a cash fee of $87,150 and issued 621,000 brokers warrants in connection with the financing.

- On November 5, 2019, the Company issued 6,250,000 common shares in connection with the acquisition of Canam Alpine Ventures Ltd (Note 6b).

- On November 28, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 9,058,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $3,623,400. The Company paid a cash fee of $291,308 and issued 543,510 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

- On December 5, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 941,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $376,600. The Company paid a cash fee of $22,596 and issued 56,490 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years. In addition, the Company paid a corporate finance fee of $81,318 and issued 200,000 warrants exercisable at $0.40 for a period of two years.

- On December 20, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 5,051,939 common shares of the Company at a price of $0.40 per common share for gross proceeds of $2,020,776. The Company paid a cash fee of $75,341 and issued 88,200 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

- During the year ended April 30, 2020, 4,017,245 warrants were exercised for proceeds of $971,117.

- During the year ended April 30, 2020, 250,000 options were exercised for proceeds of $102,500.

c) Escrow shares

As at April 30, 2021, the Company has 2,032,500 common shares held in escrow (April 30, 2020: 4,597,500).

Page | 23

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

7. Share Capital, continued

d) Warrants

As at April 30, 2021, the Company has 22,757,961 warrants exercisable.

The following is a summary of warrant transactions for the years ended April 30, 2021 and 2020.

	April 30, 2021		April 30, 2020
	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average
		exercise		exercise
		price		price
		$		$
Warrants outstanding and exercisable, beginning of year	11,040,617	0.20	355,833	0.15
Issued	17,890,732	2.30	14,702,029	0.26
Exercised	(6,173,388)	(0.29)	(4,017,245)	(0.24)
Warrants outstanding and exercisable, end of year	22,757,961	1.86	11,040,617	0.20

The following warrants were outstanding and exercisable April 30, 2021:

Expiry date	Exercise	Number of warrants
	price	outstanding and exercisable

June 6, 2021	$0.25	5,418,148
November 28, 2021	$0.40	34,640
December 5, 2021	$0.40	54,641
December 18, 2021	$0.40	4,950
July 30, 2022	$1.87	962,582
July 30, 2022	$2.40	16,283,000
		22,757,961

The fair value of the warrants granted was calculated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	2021	2020
Risk Free Interest Rate	0.26% to 0.30%	1.38% to 1.70%
Expected Dividend Yield	-	-
Expected Volatility	96.5%-99.9%	99%-105%
Expected Term in Years	2 years	2 years

During the year ended April 30, 2021 and 2020, the Company recorded fair value of $1,360,087 (April 30, 2020 - $268,794) against reserves.

Page | 24

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

7. Share Capital, continued

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the years ended April 30, 2021 and 2020 is as follows:

	April 30, 2021		April 30, 2020
	Number of	Weighted	Number	Weighted
	options	average	of	average
		exercise	options	exercise
		price		price
		$		$
Options outstanding and exercisable, beginning of year	5,343,000	0.35	2,010,000	0.15
Issued	5,838,000	1.51	3,613,000	0.47
Cancelled	(155,000)	1.67	(30,000)	0.15
Exercised	(1,936,000)	0.39	(250,000)	0.41
Options outstanding, end of year	9,090,000	1.07	5,343,000	0.35
Options exercisable, end of year	6,509,000	1.00	5,343,000	0.35

The following options were outstanding and exercisable as April 30, 2021:

	Exercise	Number of Options	Number of Options
Expiry date	price	outstanding	exercisable
June 13, 2024	$0.17	832,000	832,000
December 24, 2024	$0.56	125,000	125,000
December 30, 2024	$0.69	1,105,000	1,105,000
January 7, 2025	$0.72	75,000	75,000
June 29, 2025	$0.79	1,355,000	597,500
August 6, 2025	$2.15	1,670,000	1,670,000
August 27, 2025	$1.76	75,000	75,000
October 1, 2025	$1.46	125,000	25,000
December 1, 2025	$1.46	100,000	25,000
January 12, 2026	$1.71	60,000	15,000
February 17, 2026	$1.50	2,138,000	534,500
February 27, 2029	$0.15	1,430,000	1,430,000
		9,090,000	6,509,000

Page | 25

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

7. Share Capital, continued

e) Options, continued

On June 29, 2020, the Company granted 1,570,000 stock options with an exercise price of $0.79 expiring five years from the grant date, 1,540,000 of the options will be vested over a period of two years and 30,000 of the options will be vested over a period of three year. The company recognized $781,570 of share-based compensation during the year for the grant.

On August 6, 2020, the Company granted 1,770,000 stock options with an exercise price of $2.15 expiring five years from the grant date vested immediately. The company recognized $2,688,027 of share-based compensation during the year for the grant.

On August 27, 2020, the Company granted 75,000 stock options with an exercise price of $1.76 expiring five years from the grant date vested immediately. The company recognized $105,046 of share-based compensation during the year for the grant.

On October 1, 2020, the Company granted 125,000 stock options with an exercise price of $1.46 expiring five years from the grant date vesting over a period of four years. The company recognized $65,100 of share-based compensation during the year for the grant.

On December 1, 2020, the Company granted 100,000 stock options with an exercise price of $1.46 expiring five years from the grant date vesting over a period of three years. The company recognized $46,945 of share-based compensation during the year for the grant.

On January 12, 2021, the Company granted 60,000 stock options with an exercise price of $1.71 expiring five years from the grant date vesting over a period of a year. The company recognized $48,910 of share-based compensation during the year for the grant.

On February 17, 2021, the Company granted 2,138,000 stock options with an exercise price of $1.50 expiring five years from the grant date vesting over a period of eighteen months. The company recognized $926,146 of share-based compensation during the year for the grant.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

	2021	2020
Risk Free Interest Rate	0.32%-0.58%	1.47%-1.66%
Expected Dividend Yield	-	-
Expected Volatility	93.7%-103.9%	126%-128%
Expected Term in Years	5 years	5 years

The Company recorded total fair value of $4,661,744 as share based compensation for the year ended April 30, 2021 (April 30, 2020- $1,444,377).

Page | 26

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

8. Related Party Transactions

During the years ended April 30, 2021 and 2020, the Company has the following related party transactions:

(a) The Company has incurred $1,451,749 (April 30, 2020: $476,000) in consulting fees and bonuses to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has paid $300,000 (April 30, 2020: $135,657) to a company controlled by the CEO and the Chairman of the Company for rent and general administration expenses, respectively.

(c) The Company has incurred $235,543 (April 30, 2020: $46,667) in director fees to the Company's directors.

(d) The Company has granted 3,863,000 (April 30, 2020: 1,761,000) stock options in total to officers and directors of the Company (Note 7e).

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, other receivables, due to related parties and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.

Page | 27

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

9. Financial Instruments, continued

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2021, the Company had a cash and cash equivalent balance of $19,398,272 to settle accounts payable and accrued liabilities of $1,290,721. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at April 30, 2021, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries do not hold significant monetary assets or liabilities in currencies other than their functional currency and as a result, the Company is not exposed to significant currency risk.

10. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Blueberry property claims and the Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder's equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

11. Income Taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2021 and 2020:

	2021	2020
	$	$
Net loss before tax	(11,099,272)	(4,211,897)
Statutory tax rate	27.00%	27.00%
Expected income tax (recovery)	(2,996,803)	(1,137,212)
Change in deferred tax assets not recognized	2,609,664	807,855
Share issuance costs	(1,050,315)	(209,226)
Foreign exchange	115,704	93,183
Change in estimate	44,284	49,277
Non-deductible items and other	1,277,466	391,256
Total income tax expense (recovery)	-	(4,867)

	2021	2020
	$	$
Current income tax expense (recovery)	-	-
Deferred tax expense (recovery)	-	(4,867)
Total income tax expense (recovery)	-	(4,867)

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The recognized deferred tax liability and assets as at April 30, 2021 and 2020 are comprised of the following:

	2021	2020
	$	$
Non-capital loss carry forwards	369,890	24,843
Property, plant and equipment	-	1,063
Exploration and evaluation assets	(369,890)	(25,906)
Total deferred tax liability	-	-

The unrecognized deductible temporary differences as at April 30, 2021 and 2020 are comprised of the following:

	2021	2020
	$	$
Non-capital loss carry forwards	9,837,804	3,077,662
Exploration and evaluation assets	-	45,533
Property, plant and equipment	13,913	1,657
Financing costs	3,679,225	773,265
Total unrecognized deductible temporary differences	13,530,942	3,898,117

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

11. Income Taxes, continued

The Company has non-capital loss carry forwards of approximately $9,837,804 (2020: $3,077,662) to apply against future income for Canadian and Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
$
2031	214,096
2034	39,509
2035	7,865
2036	72
2037	76,860
2038	66,318
2039	290,531
2040	2,629,499
2041	6,513,054
Total	9,837,804

12. Segment Information

The Company has one operating segment, being principally mineral exploration. Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	April 30, 2021	April 30, 2020
	$	$
Canada	6,252,843	5,425,174
Mexico	12,356,762	1,261,310
	18,609,605	6,686,484

13. Commitment

Please refer to the commitments in the option agreements in note 6.

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

14. Subsequent Events

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50.

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50.

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.) Notes to Consolidated Financial Statements For the years ended April 30, 2021 and 2020 Expressed in Canadian dollars

14. Subsequent Events, continued

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project") located in Sinaloa, Mexico.

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 payable to Panuco upon signing of the Amending Agreement;

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021; and

• A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before December 31, 2021.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements").

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of

5,547 Ha) in consideration for:

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property.

On July 9, 2021, the name of 1283303 B.C. Ltd. changed to Vizsla Royalty Corp.

Subsequent to the yearend 5,418,148 number of warrants with exercise price of $0.25 were exercised for gross proceeds of $1.35 million.

Subsequent to April 30, 2021, 656,000 stock options were exercised for total proceeds of $345,320.

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